Exhibit 99.2

FOR IMMEDIATE RELEASE

RADCOM Achieves 20% Year-over-Year Revenue Growth and Reaches a Record $90.2 Million Cash Level

Appointed Mr. Benny Eppstein as its new Chief Executive Officer, Effective December 1st, 2024

TEL AVIV, Israel – November 13, 2024 − RADCOM Ltd. (Nasdaq: RDCM) announced today its financial results for the third quarter ended September 30, 2024.

Third-quarter 2024 highlights:

●	Revenue for the third quarter was $15.8 million, up 20% year-over-year, a new company record

●	GAAP net income was $2.3 million, or $0.14 diluted EPS, compared to a net loss of $0.3 million or $0.02 diluted EPS for the third quarter of 2023.

●	Non-GAAP net income was $3.7 million, or $0.23 diluted EPS, compared to $2.4 million, or $0.15 diluted EPS, for the third quarter of 2023.

●	$4 million positive cash flow, ending the quarter with $90.2 million of cash, cash equivalents, and short-term bank deposits, the company’s highest-ever cash level.

First nine-month of 2024 highlights:

●	Revenue for the period was $44.8 million, up 19% year-over-year

●	GAAP net income was $4.7 million, or $0.29 diluted EPS, compared to a net income of $1.1 million or $0.07 diluted EPS for the first nine months of 2023.

●	Non-GAAP net income was $9.7 million, or $0.61 diluted EPS, compared to $6.3 million, or $0.4 diluted EPS, for the first nine months of 2023.

Hilik Itman, RADCOM’s Interim Chief Executive Officer, stated, “We have made significant progress in expanding our business and are confident in our ability to continue profitable growth and increase market share by leveraging our healthy sales pipeline. We believe our best-in-class 5G assurance platform, combined with integrated artificial intelligence (AI) capabilities, positions us well to meet evolving customer needs and requirements in the 5G market.”

“Following our successful acquisition of Continual in May 2023, we secured a seven-figure, multi-year contract this quarter with a North American operator for our advanced mobility experience analytics. The acquisition of Continual has been beneficial, expanding our innovative service assurance solutions and their value to our current and new customers.

“We achieved record quarterly revenues of $15.8 million, and I am grateful to the RADCOM team for their unwavering dedication and exceptional execution as we drive the company to new heights. With the appointment of our new CEO, Mr. Eppstein, I look forward to partnering with him to accelerate revenue growth, enhance profitability, and increase shareholder value. I will return to my previous role as Chief Operating Officer and focus on driving future product innovations to fuel the company’s growth and ensure customer satisfaction.

“We remain confident in achieving a fifth consecutive year of revenue growth and increased profitability. This confidence enables us to raise our 2024 revenue guidance to $59 to $62 million (from $58 to $61 million).”

Earnings conference call and webcast

RADCOM’s management will hold an interactive conference call on the same day at 8:00 AM Eastern Time (3:00 PM Israel Standard Time) to discuss the results and answer participants’ questions.

●	Live webcast: A live webcast of the presentation will be available at https://veidan.activetrail.biz/radcomq3-2024. The webcast will be archived for 90 days following the live presentation.

●	Joining the interactive call: Please dial in approximately five minutes before the call is scheduled to begin:

o	From the US (toll-free): +1-866-652-8972 or +1-800-994-4498

o	From other locations: +972-3-918-0644

A conference call replay will be available a few hours after the call on RADCOM’s investor relations webpage at https://radcom.com/investor-relations.

###

For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:
Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G-ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators with an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, financial income (expenses), acquisition-related expenses, and amortization of intangible assets related to acquisitions, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,” “may,” “might,” ” potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its full-year 2024 revenue guidance, positioning the Company to meet evolving customer needs and requirements in the 5G market, future benefits from the acquisition of Continual, expanding the Company’s offering and the value to the Company’s installed and new customers and propelling the Company to new heights, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, loss of market share and pressure on prices resulting from competition and the effects of the war in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Revenues	$15,821	$13,195	$44,745	$37,590
Cost of revenues	4,064	3,510	11,609	10,338
Gross profit	11,757	9,685	33,136	27,252
Research and development, gross	4,696	5,527	13,910	15,248
Less - royalty-bearing participation	182	104	571	546
Research and development, net	4,514	5,423	13,339	14,702
Sales and marketing	4,552	4,208	13,162	10,872
General and administrative	1,484	1,317	4,858	3,761
Total operating expenses	10,550	10,948	31,359	29,335
Operating income (loss)	1,207	(1,263)	1,777	(2,083)
Financial income, net	1,076	1,023	3,035	3,309
Income (loss) before taxes on income	2,283	(240)	4,812	1,226
Taxes on income	(32)	(41)	(92)	(105)

Net income (loss)	$2,251	$(281)	$4,720	$1,121

Basic net income (loss) per ordinary share	$0.14	$(0.02)	$0.30	$0.07
Diluted net income (loss) per ordinary share	$0.14	$(0.02)	$0.29	$0.07
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	15,748,498	15,143,221	15,595,365	15,033,508
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	16,159,110	15,143,221	16,002,167	15,691,545

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
GAAP gross profit	$11,757	$9,685	$33,136	$27,252
Stock-based compensation	107	207	290	370
Amortization of intangible assets	57	51	169	94
Non-GAAP gross profit	$11,921	$9,943	$33,595	$27,716
GAAP research and development, net	$4,514	$5,423	$13,339	$14,702
Stock-based compensation	488	1,185	1,550	2,266
Non-GAAP research and development, net	$4,026	$4,238	$11,789	$12,436
GAAP sales and marketing	$4,552	$4,208	$13,162	$10,872
Stock-based compensation	528	813	1,517	1,449
Amortization of intangible assets	29	27	87	48
Non-GAAP sales and marketing	$3,995	$3,368	$11,558	$9,375
GAAP general and administrative	$1,484	$1,317	$4,858	$3,761
Stock-based compensation	224	335	1,265	849
Acquisition related expenses	-	20	-	57
Non-GAAP general and administrative	$1,260	$962	$3,593	$2,855
GAAP total operating expenses	$10,550	$10,948	$31,359	$29,335
Stock-based compensation	1,240	2,333	4,332	4,564
Amortization of intangible assets	29	27	87	48
Acquisition related expenses	-	20	-	57
Non-GAAP total operating expenses	$9,281	$8,568	$26,940	$24,666
GAAP operating income (loss)	$1,207	$(1,263)	$1,777	$(2,083)
Stock-based compensation	1,347	2,540	4,622	4,934
Amortization of intangible assets	86	78	256	142
Acquisition related expenses	-	20	-	57
Non-GAAP operating income	$2,640	$1,375	$6,655	$3,050

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended September 30,			Nine months ended September 30,
	2024		2023	2024		2023
GAAP income (loss) before taxes on income	$2,283		$(240)	$4,812		$1,226
Stock-based compensation	1,347		2,540	4,622		4,934
Amortization of intangible assets	86		78	256		142
Acquisition related expenses	40		66	111		132
Non-GAAP income before taxes on income	$3,756		$2,444	$9,801		$6,434
GAAP net income (loss)	$2,251		$(281)	$4,720		$1,121
Stock-based compensation	1,347		2,540	4,622		4,934
Amortization of intangible assets	86		78	256		142
Acquisition related expenses	40		66	111		132
Non-GAAP net income	$3,724		$2,403	$9,709		$6,329
GAAP net income (loss) per diluted share	$0.14		$(0.02)	$0.29		$0.07
Stock-based compensation	0.08		0.17	0.30		0.31
Amortization of intangible assets	0.01		(* )	0.02		0.01
Acquisition related expenses	(*	)	(* )	(*	)	0.01
Non-GAAP net income per diluted share	$0.23		$0.15	$0.61		$0.40
Weighted average number of shares used to compute diluted net income per share	16,159,110		15,843,711	16,002,167		15,691,545

(*)	Less than $ 0.01

RADCOM Ltd.

Consolidated Balance Sheets

(thousands of U.S. dollars)

(Unaudited)

	As of	As of
	September 30, 2024	December 31, 2023
Current Assets
Cash and cash equivalents	$15,805	$10,892
Short-term bank deposits	74,444	71,273
Trade receivables, net	18,978	13,412
Inventories	2,249	246
Other accounts receivable and prepaid expenses	1,991	1,592
Total Current Assets	113,467	97,415

Non-Current Assets
Severance pay fund	3,066	3,142
Other long-term receivables	3,239	1,573
Property and equipment, net	849	798
Operating lease right-of-use assets	875	1,651
Goodwill and intangible assets, net	2,695	2,950
Total Non-Current Assets	10,724	10,114

Total Assets	$124,191	$107,529

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$5,851	$2,640
Deferred revenues and advances from customers	4,870	1,469
Employee and payroll accruals	5,875	5,400
Operating lease liabilities	424	1,062
Other liabilities and accrued expenses	10,098	9,540
Total Current Liabilities	27,118	20,111

Non-Current Liabilities
Accrued severance pay	3,738	3,728
Operating lease liabilities	469	561
Other liabilities and accrued expenses	663	638
Total Non-Current Liabilities	4,870	4,927

Total Liabilities	$31,988	$25,038

Shareholders’ Equity
Share capital	$762	$736
Additional paid-in capital	159,294	154,697
Accumulated other comprehensive loss	(2,661)	(3,030)
Accumulated deficit	(65,192)	(69,912)

Total Shareholders’ Equity	92,203	82,491
Total Liabilities and Shareholders’ Equity	$124,191	$107,529